Almere, The Netherlands
May 16, 2013

ASMI ANNOUNCES VOTING RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

ASM International N.V. (NASDAQ: ASMI and NYSE Euronext Exchange in Amsterdam: ASM) today announces announced the voting results of its Annual General Meeting of Shareholders held on May 16, 2013 in Amsterdam, the Netherlands.

In line with the ASMI Boards' recommendations as included in the Company's proxy statement, shareholders approved all resolutions as proposed to the Annual General Meeting of Shareholders.

The main resolutions were as follows:

The financial statements for the year 2012 were adopted and shareholders granted discharge to the members of the Management Board and the Supervisory Board from liability in relation to the exercise of their duties in the financial year 2012.

The shareholders voted in favor of the dividend payment of € 0.50 per ordinary share which will become payable on May 30, 2013.

The shareholders also resolved to amend the Company's articles of association in accordance with the proposal to amend the articles of association which has been placed on the website of the Company (www.asm.com) and as set out in the explanatory notes to the agenda of the Annual General Meeting of Shareholders. As a result, an extraordinary distribution of € 4.25 per common share will be made by a repayment of capital to the shareholders. The extraordinary distribution is expected to become payable tentatively on July 30, 2013.

Finally, the shareholders voted in favor of the reappointment of Mr. J. Lobbezoo as member of the Supervisory Board.

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About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACT

Investor contact:
Victor Bareño
T: +31 88 100 8500

Mary Jo Dieckhaus
T: +1 212 986 2900

Media contact:
Ian Bickerton
T: +31 625 018 512

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